Ms. Stephanie Hunsanker
Mr. Jay Webb
United States Securities and Exchange Commission
Washington D.C. 20549

July 20, 2009

Mail Stop 3030

Re:

mPhase Technologies, Inc.
Form 10K for the year ended June 30, 2008
Filed September 30, 2008
File No. 000-30202

Dear Madam/Sir:

Pursuant to Financing Reporting Release 60, we are requesting a review by the Office of the Chief Accountant of the SEC in connection with the above-referenced matter. The Company respectively disagrees with your assessment that the Black Scholes  estimation method used to compute the value of the derivate used in connection with the booking and financial reporting of our convertible debentures entered into commencing for the reporting periods ended December 31, 2007 through March 31, 2009. We do not believe this is an “error” requiring the filing of a Form 8K under pursuant to Section 4.02 thereof.

As you know, the booking of these debentures is an extremely complex matter which requires both accounting and actuarial analysis in order to provide investors with the most meaningful and accurate financial disclosure possible. This is evidenced by the fact that we have been discussing this issue with yourself and other members of your staff in not less than 5 extensive telephone conference calls and a number of letters and responses with no less than 6 people working on this matter at the SEC. As you know, this process began pursuant to a letter dated January 9, 2009 from Mr. Webb to myself and culminated in your final telephone conversation on Friday afternoon July 17, 2009 with Mr. Edward Suozzo, who mPhase has retained as our special technical accounting adviser in connection with this matter.

I am enclosing for your reference, a copy of our letter to the Office of the Chief Accountant of the SEC as well as a proposed Form 8K filing that will most accurately convey to investors timely financial information regarding the current status of this matter. If you have any technical questions concerning the above, please first contact Mr. Edward Suozzo at 917-324-0354. If any questions then remain, please do not hesitate to contact myself at 203-831-2242.

I sincerely appreciate all of the time and effort you and your staff at the SEC has spent on this matter with respect to ensuring that mPhase Technologies, Inc. has the most accurate disclosure in its financial statements for the investing public.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel
mPhase Technologies, Inc.